Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-170999

Relating to the

Preliminary Prospectus Supplement dated September 18, 2013

to the Prospectus dated December 20, 2010

Pricing Term Sheet dated September 19, 2013

BPZ RESOURCES, INC.
$125 MILLION 8.50% CONVERTIBLE
SENIOR NOTES DUE 2017

Summary of Terms for Issuance

Issuer:	BPZ Resources, Inc.

Security:	8.50% Convertible Senior Notes due 2017.

Trading Symbol of Common Stock:	The issuer’s common stock is listed on the NYSE under the symbol “BPZ.”

Principal Amount:	$125 million.

Issue Price:	90% plus accrued interest, if any, from issue date—September 24, 2013.

Net Proceeds to Issuer:	$108.8 million, before expenses.

Use of Proceeds:

The issuer intends to use the net proceeds from the sale of the securities to repurchase in individual transactions on potentially varying terms certain of its outstanding 6.50% Convertible Senior Notes due 2015 (the “6.50% Notes”), and to use any remaining net proceeds for general corporate purposes, including to fund its exploration and production efforts, other projects or to reduce or refinance its outstanding debt or other corporate obligations.

Ranking:

The notes will be the issuer’s general unsecured senior obligations and will be subordinated to all of its existing and future secured debt to the extent of the assets securing that secured debt and pari passu with all of its existing and future senior debt. In addition, the notes will be effectively subordinated to all of the liabilities of BPZ’s subsidiaries.

Trade Date:	September 19, 2013

Settlement Date:	September 24, 2013 (T+3).

Maturity Date:	October 1, 2017, unless earlier redeemed, repurchased or converted.

Interest Rate:	8.50% per annum.

NYSE Last Reported Sale Price on September 18, 2013:	$2.41.

Premium:	75.00% above the negotiated reference price.

Initial Conversion Price:	Approximately $4.01 per share of BPZ common stock.

Initial Conversion Rate:	249.5866 shares of BPZ common stock per $1,000 principal amount.

Interest Payment Dates:	Semi-annually in arrears on April 1 and October 1 of each year, starting on April 1, 2014.

Conversion Rights:	Holders may convert their notes at any time prior to the close of business on the second business day immediately preceding the maturity date under the following circumstances:

● during any fiscal quarter (and only during such fiscal quarter) commencing after October 1, 2013, if the last reported sale price of our common stock is greater than or equal to 130% of the conversion price of the notes (as defined herein) for at least 20 trading days in the period of 30-day consecutive-trading-day period ending on the last trading day of the preceding fiscal quarter;

● prior to July 1, 2017, during the five business-day period after any ten consecutive trading-day period (the “measurement period”) in which the trading price of $1,000 principal amount of notes for each trading day in the measurement period was less than 97% of the product of the last reported sale price of our common stock and the conversion rate on such trading day; or

● upon the occurrence of one of specified corporate transactions described in the prospectus supplement.

Holders may also convert their notes at their option at any time beginning on July 1, 2017, and ending at the close of business on the second business day immediately preceding the maturity date.

Repurchase by the Issuer at the Holder’s Option Upon a Fundamental Change:

Holders may require us to repurchase all or a portion of their notes upon a fundamental change at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date, as further described in the prospectus supplement.

Make-Whole Shares Under Certain Circumstances:

The issuer will increase the conversion rate applicable to notes that are surrendered for conversion at any time from, and including, the effective date of certain transactions (a “make-whole fundamental change”) to, and including, the 30th business day after the actual effective date of the make-whole fundamental change, according to the following table:

Stock Price
Effective Date	$2.29	$2.50	$3.00	$3.50	$4.00	$4.50	$5.00	$6.00	$7.00	$8.00	$9.00	$10.00	$11.00	$12.00
October 1, 2013	187.1480	161.2280	116.8870	87.9090	67.9800	53.7130	43.1640	28.9100	19.9830	14.0310	9.8810	6.8930	4.6920	3.0460
October 1, 2014	180.0960	153.3600	108.1230	79.1770	59.7630	46.2200	36.4600	23.7150	16.0410	11.0740	7.6820	5.2790	3.5300	2.2380
October 1, 2015	173.8300	145.4200	97.8670	68.2940	49.2350	36.5470	27.8380	17.1880	11.2460	7.5900	5.1670	3.4750	2.2530	1.3570
October 1, 2016	172.7770	140.8120	87.0970	54.6260	35.1280	23.4310	16.3380	9.0430	5.6830	3.8010	2.5790	1.7110	1.0710	0.5970
October 1, 2017	187.1480	150.4680	83.8000	36.1830	0.4680	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

Conversion Settlement:	Common stock, cash or a combination of cash and common stock.

Events of Default:

If an event of default on the notes has occurred and is continuing, the principal amount of the notes, plus any accrued and unpaid interest, may become immediately due and payable. These amounts automatically become due and payable upon certain events of default.

CUSIP/ISIN:	055639AC2

Sole Book-Running Manager:	Raymond James & Associates, Inc.

BPZ Resources, Inc. has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents filed with the SEC and incorporated by reference in such documents for more complete information about BPZ Resources, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus relating to this offering may be obtained from Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, FL 33716, Attention: Equity Syndicate (telephone: 800-248-8863 or email: prospectus@raymondjames.com).